[LETTERHEAD OF TD ASSET MANAGEMENT USA INC.]

February 22, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of Form 485BPOS Filing for TD Waterhouse Family of Funds, Inc. (the “Registrant”) Registration File Nos. 33-96132 and 811-9086

Commissioners:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of the Form 485BPOS filing made on behalf of the Registrant, Accession Number 0001336926-06-000021. The filing was inadvertently submitted with minor errors and without signatures.

        Please do not hesitate to contact the undersigned at (212) 908-7537 if you have questions or comments or if you require further information.

Very truly yours,

/s/ Michele R. Teichner Michele R. Teichner